SEC 05036503 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 16 2005 WASHINGTON, D.C. 202 SECTION

SEC FILE NUMBER
8-51528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blue Vase Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1720 Washington Road
(No. and Street)

Washington, (City) Pennsylvania (State) 15301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan L. Holmes 800-830-0445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800, Pittsburgh, Pennsylvania 15237
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Blue Vase Securities, LLC
Washington, Pennsylvania

We have audited the accompanying statement of financial condition of **Blue Vase Securities, LLC** (the Company), a wholly owned subsidiary of Blue Vase Holdings, LLC, as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period from the date of inception (December 1, 2003) through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blue Vase Securities, LLC** at December 31, 2004, and the results of its operations and its cash flows for the period from the date of inception (December 1, 2003) through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements. The accompanying supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 20, 2005

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	204,190
Receivable from Clearing Organization		34,693
Accounts Receivable		762,726
Deposit with Clearing Organization		50,000
Other Assets		40,637
Total Assets	$	1,092,246

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$	14,994
Accrued Commissions and Other Liabilities		441,867
Total Liabilities		456,861
Member's Equity		635,385
Total Liabilities and Member's Equity	$	1,092,246

The accompanying notes are an integral part of these financial statements.

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM THE DATE OF INCEPTION (DECEMBER 1, 2003)
THROUGH DECEMBER 31, 2004

REVENUES	
Commissions and Fees	$ 11,781,960
Other Income	302,260
Interest Income	11,209
Total Revenues	12,095,429
EXPENSES	
Registered Representative Commission Expense	9,796,056
Employee Compensation and Benefits	1,415,933
General and Administrative Expenses	298,719
Registered Representative Service Expense	194,478
Depreciation and Amortization	192,811
Clearing Charges	186,892
Communications, News, and Pricing Services	90,245
Regulatory Expenses	45,930
Total Expenses	12,221,064
Net Loss	$ (125,635)

The accompanying notes are an integral part of these financial statements.

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM THE DATE OF INCEPTION (DECEMBER 1, 2003)
THROUGH DECEMBER 31, 2004

Balance – December 1, 2003	$ 0
Capital Contributions	2,472,952
Capital Withdrawals	(1,711,932)
Net Loss	(125,635)
Balance – December 31, 2004	$ 635,385

The accompanying notes are an integral part of these financial statements.

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM THE DATE OF INCEPTION (DECEMBER 1, 2003)
THROUGH DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (125,635)
Noncash Items Included in Net Loss	
Depreciation and Amortization	192,811
Changes In Assets and Liabilities, Net of Effects From Purchase of Atlas Brokerage Company, L.P.	
Receivable From Clearing Organization	6,469
Accounts Receivable	(400,680)
Other Assets	53,571
Accounts Payable, Accrued Commissions, and Other Liabilities	243,973
Net Cash From Operating Activities	(29,491)
CASH FLOW FROM INVESTING ACTIVITIES	
Property and Equipment Acquired	(63,471)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributions	297,152
Net Increase in Cash	204,190
Cash - Beginning	0
Cash - Ending	$ 204,190
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES	
Distribution of Property, Equipment, and Intangibles To Parent as Part of Reorganization (See Note 1)	$ 1,711,932
Purchase of Assets of Atlas Brokerage Company, L.P.:	
Fair Value of Assets Acquired	$ 2,388,687
Cash Paid	(2,175,800)
Liabilities Assumed	$ 212,887

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Blue Vase Securities, LLC is a wholly owned subsidiary of Blue Vase Holdings, LLC (the Parent). The Company was formed in 2003 and began operations in December 2003. The Company was organized under the laws of the Commonwealth of Pennsylvania. As a limited liability company, members are not liable for obligations of the Company.

The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services. The Company's customers are located throughout the United States; accordingly, they are subject to the economic environment of the country as a whole.

Effective December 31, 2004, the Company completed a plan of reorganization. Pursuant to the reorganization plan, the Company's investment advisory and life insurance operations were spun off to the Parent's wholly owned investment advisory subsidiary (Independence Portfolio Partners, LLC) and to the Parent's wholly owned insurance entity (Atlas Financial Network, Inc.). Accordingly, effective January 1, 2005, the Company began operating principally as a securities broker-dealer, and it no longer provides any significant investment advisory or insurance services.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Blue Vase Securities, LLC are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company is associated with National Financial Services, LLC, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Non-Brokerage Revenue

The Company also sells fixed and variable annuity products and insurance. Revenue and related expenses are recognized when a signed contract is obtained from the customer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Deposit With Clearing Organization

The Company maintains balances on deposit with a financial institution and its clearing organization. Those organizations are located in Pennsylvania (financial institution) and New Jersey (clearing organization). The accounts maintained at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these accounts.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received.

Intangibles

As part of its purchase of the assets of Atlas Brokerage Company, L.P., the Company acquired intangible assets of approximately $1.4 million. The intangibles with finite lives (approximately $945,000) were subject to amortization over periods ranging from 10 to 20 years, and goodwill (approximately $455,000) which arose in connection with the purchase was not subject to amortization.

At December 31, 2004, pursuant to the plan of reorganization, the Company distributed all of the intangibles to its Parent company. Amortization expense in 2004 was approximately $97,000.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, while additions and betterments are capitalized. When property units are sold, retired, or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

Depreciation is computed by the straight-line method for financial reporting purposes over the following estimated useful lives:

	Years
Office Furniture and Equipment	5 to 7
Computer Equipment	5
Software	5

At December 31, 2004, pursuant to the plan of reorganization, the Company distributed all property and equipment to its Parent company. Depreciation expense in 2004 was approximately $95,700.

Income Taxes

The Company is taxed as a partnership for federal or Pennsylvania income tax purposes, and accordingly no income tax expense has been recorded in the financial statements. Income from the Company is taxed to its Parent, the sole member.

NOTE 3 – RECEIVABLES FROM CLEARING ORGANIZATION AND OTHERS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through National Financial Services, LLC. At December 31, 2004, amounts receivable from National Financial Services, LLC amounted to approximately $34,700.

The Company's accounts receivable principally include commissions due from the sale of mutual funds and annuity products. The balances are generally due from various mutual funds and insurance companies. In the opinion of management, all amounts are collectible and no allowance for bad debts is necessary.

NOTE 4 – LEASING ARRANGEMENTS

The Company leases its facilities in a commercial office building under an operating lease that expires in December 2013. The lease calls for payment of certain operating costs by the Company. The lease agreement also includes provisions for renewal upon expiration of the lease term.

The Company also leases certain office equipment under an operating lease that expires in September 2007.

NOTE 4 – LEASING ARRANGEMENTS (CONTINUED)

Approximate minimum future rental payments required under non-cancelable operating leases having a lease term exceeding one year are as follows:

Year Ending December 31,	
2005	$ 88,900
2006	115,300
2007	114,100
2008	138,000
2009	138,000
Thereafter	741,600
	$ 1,335,900

Office and equipment rent expense for 2004 was approximately $122,000.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2004, the Company's net capital under the uniform net capital rule was approximately $131,600 which exceeded the minimum capital requirements by approximately $81,600. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was 3.47 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2004 were closed subsequent to December 31, 2004, with no loss to the Company.

BLUE VASE SECURITIES, LLC
(A Wholly Owned Subsidiary of Blue Vase Holdings, LLC)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2004

NET CAPITAL	
Member's Equity	$ 635,385
Deductions	
Nonallowable Assets	503,195
Haircuts on Securities	600
Net Capital	$ 131,590
AGGREGATE INDEBTEDNESS	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 456,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$ 50,000
Net Capital in Excess of Amount Required	81,590
Net Capital	$ 131,590
Ratio of Aggregate Indebtedness to Net Capital	3.47 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2004)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 131,590
Net Capital, as Reported in the Audited Financial Statements	$ 131,590

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Blue Vase Securities, LLC
Washington, Pennsylvania

In planning and performing our audit of the financial statements of **Blue Vase Securities, LLC** (the Company), a wholly owned subsidiary of Blue Vase Holdings, LLC, for the period from the date of inception (December 1, 2003) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Vasey, Vasey & Co. LLC

January 20, 2005